FORM 11-K/A
                         (Amendment No. 1)


  (Mark One)

      ___
     [_x_]     Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [Fee Required]

  For the fiscal year ended December 31, 1993

                                OR

      ___
     [___]     Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]


  For the transition period from ____ to ____



  Commission file number 0-15420


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     IWC RESOURCES CORPORATION
                       EMPLOYEE THRIFT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     IWC RESOURCES CORPORATION
                      1220 Waterway Boulevard
                      Indianapolis, IN 46202
                                -1-
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                       REQUIRED INFORMATION

  Item 4. The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


  Financial Statements and Exhibits                      Page No.

  (a)  Financial Statements

     Independent Auditors' Report......................         3

     Statements of Financial Condition, December 31,
     1993 and 1992.....................................         4

     Statements of Income and Changes in Plan Equity,
     Years ended December 31, 1993 and 1992............         5

     Notes to Financial Statements.....................         6

     Schedule of Assets Held for Investment Purposes...        16

     Schedule of Reportable Transactions...............        17

  (b) Exhibits: The list of exhibits filed as part of this report is incorporated herein by reference to the Index to Exhibits at page 14.

  KPMG Peat Marwick
  Certified Public Accountants
  2400 First Indiana Plaza
  135 North Pennsylvania Street
  Indianapolis, Indiana  46204-2452

  Independent Auditors' Report

  The Employee Benefits Committee
  IWC Resources Corporation Employee Thrift Plan:

     We have audited the accompanying statements of financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We  conducted  our  audits  in   accordance  with  generally
  accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the IWC Resources Corporation Employee Thrift Plan as of December 31, 1993 and 1992, and its income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.
     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  KPMG PEAT MARWICK
  May 27, 1994
                                -3-
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          IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                 Statements of Financial Condition

                    December 31, 1993 and 1992


                                               1993        1992

  Assets held by Trustee:
     Investments, at market value:
        Common stock of IWC Resources
        Corporation
           (cost of $2,991,867 and
            $2,110,479)                  $ 3,475,217   2,614,558
        Other common stocks                1,826,425        -
        Investment Trust for Employee
           Benefit Plans Equity Fund           -       1,241,008
        The One Group Income Bond Fund       486,007        -
        National City Bank certificate
           of deposit                        578,447     542,295

     Cash equivalents:
        National City Bank AIM
           Prime Portfolio                 2,156,427   3,119,704
        BOI Money Market Savings                 449        -

  Contributions receivable (prepaid):
        Participants                          42,414      52,957
        Employer                             (13,263)     (2,287)

  Accrued interest income                      8,225       8,189

  Accrued dividends                            4,914        -

  Amounts due from Employer                     -          7,206

           Plan equity                   $ 8,565,262   7,583,630


  See accompanying notes to financial statements.

          IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

          Statements of Income and Changes in Plan Equity

              Years ended December 31, 1993 and 1992

                                               1993        1992

  Plan equity beginning of year          $ 7,583,630   6,512,972

  Additions:
     Participant contributions               711,113     671,783
     Employer contributions                  279,010     238,538
     Dividend income                         222,609     153,742
     Interest income                         159,185     154,376
     Net appreciation in fair value
         of investments (note 4)              20,623     225,637
     Amounts received from trustee               824        -

                                           1,393,364   1,444,076

  Deductions - Distributions to
      participants                           411,732     373,418

  Plan equity end of year                $ 8,565,262   7,583,630


  See accompanying notes to financial statements.

          IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                   Notes to Financial Statements

                    December 31, 1993 and 1992

  (1)     Description of Plan

     The following description of IWC Resources Corporation Employee Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

          The Plan is a defined contribution plan sponsored by IWC Resources Corporation (the Employer) covering all employees of the Employer and its subsidiaries who are not represented by, or included within, a collective bargaining unit and who have completed one year of eligibility service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Contributions

     Eligible participants may elect a salary reduction not to exceed 15% of their compensation from the Employer for each plan year subject to limitations imposed by the Internal Revenue Code. The Employer is to contribute an amount equal to 50% of participants' elected salary reductions, excluding that portion of such salary reductions in excess of 6% of participant compensation.

     Employer contributions are payable only to the extent of Employer net profits. An additional Employer contribution may be made at the discretion of the Board of Directors.

     Participant Accounts

     Each participant's account is credited for participant contributions and allocations of Employer contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Funds

     The Plan provides that one or more separate trust funds be established by written addendum to the Plan, and participants can elect the fund to which their contributions are credited. At December 31, 1992, the Plan had three trust funds: the Stock Fund which invests primarily in IWC Resources Corporation common stock, the Money Market Fund which invests primarily in government and other money market instruments and the Equity Fund which invests primarily in publicly traded common and preferred stocks. Effective January 1, 1993, the Plan added a fourth investment fund, the Fixed Income Fund, which invests primarily in corporate obligations and short-term cash equivalents. As of December 31, 1993, the number of Plan members electing to fully or partially participate in the Stock Fund, Money Market Fund, Equity Fund, and Fixed Income Fund were 113, 168, 135 and 59, respectively.
          The trust funds are managed on behalf of the Plan under the terms of an agreement between the Plan and National City Bank, Indiana (Trustee).

     Vesting

     Participants' contributions are fully vested at the time they are credited to the participant's account.
     Participant vesting in employer contributions increases each year until 100% vested after five years of vesting service.

     Forfeitures

     Once a participant incurs five consecutive one-year breaks in service, all amounts not vested are forfeited to the Plan. Aggregate forfeitures during any plan year are held and reallocated at the end of the plan year among participants then employed. The amount allocated to each participant is based on the ratio of each participant's aggregate compensation for the plan year to the aggregate compensation for the plan year of all participants entitled to share in the allocable forfeitures.

     Benefits

     Upon termination of service or retirement, participants may elect to receive equal payments over a period provided in the Plan or a lump sum amount equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump sum distribution shall be payable within sixty days after the end of the plan year in which the event giving rise to the distribution occurred.

     Expenses

     All expenses of the Plan are reimbursed by the Employer.

  (2)     Summary of Significant Accounting Policies

     Investments

     Investments in common stock are stated at fair market value as reported by the Trustee. Investment Trust Funds are valued at cash deposits plus interest earned to date. Investment transactions are recorded as of the settlement date.

     Contributions Receivable

     Contributions receivable represents amounts due as of December 31 under the terms of the Plan. Prepaid contributions represent amounts paid as of December 31 not due until the following year.

     Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies under
     Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provision of Section 501(a).
          As a general rule, participant salary reduction contributions and employer contributions are not taxable to a participant until distributed from the Plan.

  (3)     Plan Termination
     Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. The interest of the participant in Employer contributions shall be fully vested upon termination of the Plan.

  (4)     Investments
     Net appreciation (depreciation) in fair value of the Plan's investments during 1993 and 1992 is summarized as follows:

                                               1993        1992
     Common stock of IWC Resources
        Corporation                                $ (20,728)49,449
     Other common stocks                     59,694             -
     Investment Trust for Employee
         Benefits Plans Equity Fund            -               (23,812)
     The One Group Income Bond Fund                 (18,343)    -

                                           $ 20,623     225,637
                                -8-

  (5) Investment Fund Allocations

      A summary of assets and plan equity by fund as of December 31, 1993 follows:

                                                                         Money                  Fixed
                                                              Stock      Market     Equity     Income
                                                              Fund        Fund       Fund       Fund       Total
  Assets held by Trustee:
     Investments at market value:
        Common stock of IWC Resources Corporation        $ 3,475,217       -           -          -     3,475,217
        Other common stocks                                     -          -      1,826,425       -     1,826,425
        Bond fund                                               -          -           -       486,007    486,007
        Certificate of deposit                                  -       578,447        -          -       578,447
     Cash equivalents:
        AIM Prime Portfolio                                  324,772  1,772,878      46,221     12,556  2,156,427
        Money Market Savings                                    -          -          -            449        449

  Contributions receivable                                     8,714      5,060      11,843      3,534     29,151
  Accrued interest income                                        829      4,797         182      2,417      8,225
  Accrued dividends                                             -          -          4,914       -        4,914

          Plan equity                                     $3,809,532  2,361,182   1,889,585    504,963  8,565,262

     A summary of assets and plan equity by fund as of December 31, 1992 follows:

                                                                         Money
                                                              Stock      Market     Equity
                                                              Fund        Fund       Fund       Total

  Assets held by Trustee:
     Investments at market value:
        Common stock of IWC Resources Corporation        $ 2,614,558       -           -     2,614,558
        Equity fund                                             -          -      1,241,008  1,241,008
        Certificate of deposit                                  -       542,295        -       542,295
     Cash equivalent -
        AIM Prime Portfolio                                  459,742  2,630,185      29,777  3,119,704

  Contributions receivable                                    11,221     19,091      20,358     50,670
  Accrued (prepaid) interest income                            1,360      7,151       (322)      8,189
  Amounts due from Employer                                    2,946      3,127       1,133      7,206

          Plan equity                                    $ 3,089,827  3,201,849   1,291,954  7,583,630

  (6)  Investment Fund Changes

       A summary of income and changes in plan equity by fund for the year ended December 31, 1993 follows:

                                                                         Money                  Fixed
                                                              Stock      Market     Equity     Income
                                                              Fund        Fund       Fund       Fund       Total

  Plan equity, December 31, 1992                         $ 3,089,827  3,201,849   1,291,954       -     7,583,630

  Additions:
     Participant contributions                               259,686    155,773     211,161     84,493    711,113
     Employer contributions                                   94,108     68,182      90,570     26,150    279,010
     Dividend income                                         197,418       -         25,191       -       222,609
     Interest income                                          13,912     96,820       3,805     44,648    159,185
     Net appreciation (depreciation) in fair
        value of investments                                (20,728)       -         59,694   (18,343)     20,623
     Amounts received from trustee                              -           400         402         22        824

                                                             544,396    321,175     390,823    136,970  1,393,364

  Deductions -
     Distributions to participants                           135,829    273,869       1,750        284    411,732

  Transfers between funds                                    311,138  (887,973)     208,558    368,277       -

  Plan equity, December 31, 1993                          $3,809,532  2,361,182   1,889,585    504,963  8,565,262

     A summary of income and changes in plan equity by fund for the year ended December 31, 1992 follows:


                                                                         Money
                                                              Stock      Market     Equity
                                                              Fund        Fund       Fund       Total

  Plan equity, December 31, 1991                          $2,430,679  3,086,214     996,079  6,512,972

  Additions:
     Participant contributions                               179,284    310,303     182,196    671,783
     Employer contributions                                   66,914    106,752      64,872    238,538
     Dividend income                                         153,742       -          -        153,742
     Interest income                                           3,711    149,816         849    154,376
     Net appreciation (depreciation) in fair
        of investments                                       249,449       -       (23,812)    225,637

                                                             653,100    566,871     224,105  1,444,076

  Deductions -
     Distributions to participants                           101,326    249,444      22,648    373,418

     Transfers between funds                                 107,374   201,792)       4,418      -

  Plan equity, December 31, 1992                          $3,089,827  3,201,849   1,291,954  7,583,630


                            SIGNATURES


             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   IWC RESOURCES CORPORATION
                                   EMPLOYEE THRIFT PLAN


  Date: June 29, 1994                   /s/ J.A. Rosenfeld
                                   Name:  J.A. Rosenfeld
                                   Title: Chairman, Employee
                                          Benefits Committee

                         INDEX TO EXHIBITS

  Exhibit No.     Description                            Page No.

       24         Written Consent of KPMG Peat Marwick       15

  KPMG PEAT MARWICK
  Certified Public Accountants
  2400 First Indiana Plaza
  135 North Pennsylvania Street
  Indianapolis, Indiana  46204-2452


  Consent of Independent Certified Public Accountants


  The Board of Directors
  IWC Resources Corporation:

  We consent to incorporation by reference in the Registration Statement (No. 33-30221) on Form S-8 of IWC Resources Corporation of our report dated May 27, 1994, relating to the statements of financial condition of IWC Resources Corporation Employee Thrift Plan as of December 31, 1993 and 1992, the related statements of income and changes in plan equity for the years then ended, and the related schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of IWC Resources Corporation Employee Thrift Plan.



  KPMG PEAT MARWICK

  Indianapolis, Indiana
  May 27, 1994

  Schedule 1

                       IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                      Schedule of Assets Held for Investment Purposes

                                     December 31, 1993


                                                          Shares or               Current
  Identity of Issue            Description of Investment  Par Value     Cost       Value
  IWC Resources Corporation     Common stock             161,638   $2,991,867   3,475,217
  Abbott Laboratories           Common stock               1,700       45,247      50,362
  Air Products & Chemicals      Common stock               1,000       42,725      44,250
  Albertson Inc.                Common stock               1,700       47,282      45,475
  Aluminum Co. of America       Common stock                 650       41,407      45,094
  American Express Co.          Common stock               1,300       36,302      40,137
  American International
   Group Inc.                   Common stock                 450       38,790      39,487
  Armstrong World Ind. Inc.     Common stock               1,100       34,980      58,575
  Atlantic Richfield Co.        Common stock                 450       53,104      47,362
  Automatic Data Processing     Common stock                 900       44,332      49,725
  Capital Holding Corp. Del.    Common stock               1,200       46,060      44,550
  Colgate-Palmolive Co.         Common stock                 800       46,365      49,900
  Delta Air Lines Inc. Del.     Common stock                 750       40,575      40,969
   The Walt Disney Company      Common stock               1,100       43,680      46,887
  Dow Chemical Co.              Common stock                 800       43,227      45,400
  Federal Express Corp.         Common stock                 650       32,472      46,069
  GTE Corp.                     Common stock               1,200       42,785      42,000
  Gannett Co. Inc.              Common stock                 800       40,740      45,800
  General Electric Co.          Common stock                 400       37,570      41,950
  General Mills Inc.            Common stock                 750       49,069      45,562
  General Motors Corp.          Common stock                 900       36,832      49,387
  Genuine Parts Co.             Common stock               1,200       43,060      45,150
  Gerber Products Co.           Common stock               1,600       44,080      45,400
  Hewlett-Packard Co.           Common stock                 600       46,343      47,400
  Ingersoll-Rand Co.            Common stock               1,200       40,985      45,900

  International Business
   Machines Corp.               Common stock                 900       42,595      50,850
  International Flavors &
   Fragrances Inc.              Common stock                 425       49,018      48,344
  Kimberly-Clark Corp.          Common stock                 900       43,045      46,688
  May Department Stores Co.     Common stock               1,000       37,275      39,375
  Merck & Co. Inc.              Common stock               1,400       49,545      48,125
  Minnesota Mining & Mfg. Co.   Common stock                 400       45,008      43,500
  JP Morgan Co. Inc.            Common stock                 600       41,380      41,625
  Motorola Inc.                 Common stock                 425       33,989      39,206
  Pepsi Co. Inc.                Common stock               1,100       41,668      44,963
  Pitney Bowes Inc.             Common stock               1,100       45,793      45,513
  Raytheon Co.                  Common stock                 700       40,485      46,200
   Schlumberger Ltd.            Common stock                 800       50,828      47,300
  Sonat Inc.                    Common stock               1,700       49,468      49,088
  Union Camp Corp.              Common stock                 900       40,183      42,863
  Union Pacific Corp. Co.       Common stock                 700       43,235      43,838
  WMX Technologies Inc.         Common stock               1,750       53,056      46,156
  Bank One, Indianapolis        The One Group Income
                                 Bond Fund                48,943      504,465     486,007
  National City Bank            Certificate of deposit,
                                 6.4% due 9/30/94        578,447      578,447     578,447
  National City Bank            AIM Prime Portfolio    2,156,427    2,156,427   2,156,427
  Bank One, Indianapolis        BOI Money Market
                                 Savings                     449          449         449

                                           Total                  $ 7,956,238   8,522,972
                                            -16-

  Schedule 2

                                      IWC RESOURCES CORPORATION EMPLOYEE THRIFT PLAN

                                           Schedule of Reportable Transactions

                                               Year ended December 31, 1993

  Identity          Description               Purchase      Selling     Lease  Expense   Cost      CurrentGain/
  of Issue           of Asset         Fund     Price         Price      Rental Incurredof AssetValue    (Loss)
  National City      AIM Prime        Money
   Bank              Portfolio       Market  $1,148,253    1,148,253        -       -   1,148,253    1,148,253         -

  National City      AIM Prime        Money
   Bank              Portfolio       Market     290,946            -       -       -      290,946      290,946         -

  National City      AIM Prime
   Bank              Portfolio        Stock     988,680      988,680       -       -      988,680      988,680         -

  National City      AIM Prime
   Bank              Portfolio        Stock     853,710            -       -       -      853,710      853,710         -

  National City      IWC Resources
   Bank              Corporation      Stock     881,388            -       -       -      881,388      881,388         -

  National City      AIM Prime
   Bank              Portfolio       Equity   1,892,055            -       -       -    1,892,055    1,882,055         -

  National City      AIM Prime
   Bank              Portfolio       Equity   1,875,612    1,875,612        -      -    1,875,612    1,875,612         -

  National City      Investment Trust for
   Bank               Employee Benefit
                      Plans Equity
                      Fund #2        Equity    $204,759            -       -       -      204,759      204,759         -

  National City      Investment Trust for

   Bank               Employee Benefit
                      Plans Equity   Equity           -    1,396,987       -       -    1,337,909    1,396,987    59,078
                      Fund #2

  Bank One,          The One Group    Fixed
     Indianapolis    Income Bond FundIncome     504,465     -             -       -              504,465  504,465      -

  Bank One,          BOI Money Market Fixed
     Indianapolis    Savings Account Income     438,120     -              -       -             438,120438,120        -

  Bank One,          BOI Money Market Fixed
     Indianapolis    Savings Account Income           -      437,671       -       -             437,671  437,671      -

                                                           -17-